# SEC Schedule 13G/A (Amendment No. 1) — Beneficial ownership report by passive or exempt holders of more than 5% of a class (short form)

Issuer: BANK OF THE JAMES FINANCIAL GROUP INC, CIK 0001275101
CUSIP: 470299108
Title of class of securities: Common Stock
Address of issuer's principal executive offices: P O BOX 1200, P O BOX 1200, LYNCHBURG, Virginia (VA), 24505
Date of event which requires filing of this statement: 03/31/2026
Filed pursuant to Rule 13d-1(b)
Amends the filing with accession number 0001128213-24-000008
Filed by CIK 0001128213

## Reporting persons
- PETTYJOHN, WOOD & WHITE, INC: type of reporting person: investment adviser (IA); sole voting power 224,259; shared dispositive power 224,259; aggregate amount beneficially owned 224,259 (4.9% of the class)

## Item 1. Issuer
Name of issuer: BANK OF THE JAMES FINANCIAL GROUP INC
Address of issuer's principal executive offices: P O BOX 1200, P O BOX 1200, LYNCHBURG, VIRGINIA, 24505.

## Item 2. Person Filing
Name of person filing: PETTYJOHN, WOOD & WHITE, INC.
Address of principal business office or, if none, residence: 1925 ATHERHOLT ROAD, LYNCHBURG, VA 24501
Citizenship: VA

## Item 3. If this statement is filed pursuant to Rules 13d-1(b) or 13d-2(b) or (c), type of person filing
Type of person filing: investment adviser (IA)

## Item 4. Ownership
Amount beneficially owned: 224,259
Percent of class: 4.94
Sole power to vote or to direct the vote: 224,259
Shared power to dispose or to direct the disposition: 224,259

## Item 5. Ownership of 5 Percent or Less of a Class
This statement reports that the reporting person has ceased to be the beneficial owner of more than 5 percent of the class: yes

## Item 6. Ownership of More than 5 Percent on Behalf of Another Person
Not applicable.

## Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person
Not applicable.

## Item 8. Identification and Classification of Members of the Group
Not applicable.

## Item 9. Notice of Dissolution of Group
Not applicable.

## Item 10. Certifications
Certification: By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired and are held in the ordinary course of business and were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect, other than activities solely in connection with a nomination under § 240.14a-11.

## Signatures
- PETTYJOHN, WOOD & WHITE, INC: Kate W Sigler, Chief Compliance Officer (05/15/2026)